Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus Dated June 15, 2026

Registration Statement No. 333-275111

Alvotech Announces Proposed $125 Million Public Offering and Concurrent Private Placement of Ordinary Shares

REYKJAVIK, ICELAND (June 15, 2026) — Alvotech (NASDAQ: ALVO; ALVO-SDB) (“Alvotech” or the “Company”), a global biotechnology company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced that it has commenced an underwritten public offering of its ordinary shares (the “Offering”). In addition, Alvotech expects to grant the underwriters a 30-day option to purchase up to an additional 15% of the ordinary shares sold in the public offering at the public offering price, less underwriting discounts and commissions. The Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. All of the shares in the Offering are to be issued and sold by Alvotech.

Concurrent with the Offering, Alvotech expects to enter into Subscription Agreement(s) with certain investors that are professional clients or eligible counterparties in the European Economic Area falling within article 1(4) of Regulation (EU) 2017/1129, pursuant to which Alvotech will issue and sell ordinary shares to such investors at the public offering price of the Offering, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, subject to the consummation of the Offering and other customary conditions. However, the consummation of the Offering is not contingent on the consummation of the concurrent private placement.

Alvotech anticipates the gross proceeds from the Offering and concurrent private placement to be approximately $125 million. The allocation of ordinary shares between the Offering and concurrent private placement have not yet been determined and will be subject to the pricing of the offerings.

Alvotech intends to use the net proceeds from this Offering and the concurrent private placement to fund the continued development of its biosimilar assets, as well as working capital and general corporate purposes, which may include, among others, intellectual property protection and enforcement, commercial expenditures, capital expenditures, acquisitions or collaborations, pre-clinical and clinical development of its product candidates, research and development and product development, pre-commercialization activities and repayment or refinancing of indebtedness or other corporate borrowings.

BofA Securities, Jefferies and Evercore ISI are acting as joint book-running managers for the Offering.

The proposed Offering will be made pursuant to a registration statement on Form F-3, including a base prospectus, that was previously filed with the U.S. Securities and Exchange Commission (“SEC”) on October 20, 2023, and declared effective on October 30, 2023. The ordinary shares referred to in this press release will be offered in the United States only by means of a prospectus supplement and the accompanying prospectus that forms a part of the registration statement. Copies of the preliminary prospectus supplement and the accompanying prospectus related to this Offering may be obtained, when available, from: BofA Securities, Attention: Prospectus Department, 201 North Tryon Street, Charlotte, NC 28255-0001, or by email at dg.prospectus_requests@bofa.com;

Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388, or by email at prospectus_department@jefferies.com; or Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, NY 10055, by telephone at (888) 474-0200, or by email at ecm.prospectus@evercore.com. Investors may also obtain these documents at no cost by visiting the SEC’s website at http://www.sec.gov.

About Alvotech

Alvotech is a biotechnology company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in biosimilars by delivering high-quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Five biosimilars are already approved and marketed in multiple global markets, including biosimilars to Humira® (adalimumab), Stelara® (ustekinumab), Simponi® (golimumab), Eylea® (aflibercept) and Prolia®/Xgeva® (denosumab). The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East.

Important information

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these shares, nor shall there be any sale of these shares, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 on the prospectus to be published when shares are offered to the public admitted to trading on a regulated market, as amended (the “Prospectus Regulation”) and has not been approved by any regulatory authority in any jurisdiction. The Company has not authorized any offer to the public of shares or other securities in any member state of the EEA and no prospectus has been or will be prepared in connection with the Offering. In any EEA Member State, this communication is only addressed to and is only directed at “qualified investors” in that Member State within the meaning of the Prospectus Regulation.

With respect to the member States of the European Economic Area (a “Relevant Member State”), no action has been undertaken or will be undertaken to make an offer to the public of the shares referred to herein requiring a publication of a prospectus in any Relevant Member State. As a result,

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the shares may not and will not be offered in any Relevant Member State except in accordance with the exemptions set forth in Article 1(4)(d) of the Prospectus Regulation or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that Relevant Member State.

In addition, in the United Kingdom, this announcement is directed at and for distribution only to Qualified Investors who are (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, and (iii) other persons to whom this announcement may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). The shares referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with Relevant Persons. Any person who is not a Relevant Person should not act or rely on this communication or any of its contents.

No announcement or information regarding this Offering may be disseminated to the public in jurisdictions where a prior registration or approval is required for such purpose. Other than the registration statement filed with the SEC, no steps have been taken, or will be taken, for the Offering of shares in any jurisdiction where such steps would be required. The issue or sale of shares, and the subscription for or purchase of shares, are subject to special legal or statutory restrictions in certain jurisdictions. This press release contains inside information within the meaning of MAR that Alvotech is legally obliged

Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
102 Reykjavík, Iceland		www.alvotech.com

to publish. The information was released for publication, through the agency of the contact persons below, at the date and time indicated by the dateline of publication.

Forward Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, but are not limited to, Alvotech’s expectations regarding its ability to consummate the proposed Offering and the concurrent private placement, the timing, size and use of proceeds of the Offering and the concurrent private placement, and Alvotech’s intent to grant the underwriters a 30-day option to purchase additional ordinary shares in the Offering. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: whether or not we will be able to consummate the Offering the final terms of the offering, the satisfaction of customary conditions precedent to close the proposed Offering and concurrent private placement, and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC, including the preliminary prospectus supplement and the accompanying prospectus related to this Offering and the Company’s most recent annual report on Form 20-F. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as a representation, guarantee, assurance, prediction or definitive statement of a fact or probability. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication.

Media
Benedikt Stefansson
Sarah MacLeod
alvotech.media@alvotech.com

Investors
Dr. Balaji V Prasad
Benedikt Stefansson
alvotech.ir@alvotech.com

Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
102 Reykjavík, Iceland		www.alvotech.com